Board of Directors
PARADIGM Multi Strategy Fund I, LLC
650 Fifth Avenue
17th Floor
New York, NY 10019

To the Board of Directors:

          PARADIGM Funds Trust herewith purchases limited liability company interests (“Interests”) of PARADIGM Multi Strategy Fund I, LLC, a Delaware limited liability company (the “Fund”), in exchange for a capital contribution to the Fund of $100,000.

          In connection with such purchase, PARADIGM Funds Trust represents that such purchase is made for investment purposes by PARADIGM Funds Trust without any present intention of selling such Interests.

Very truly yours,

By:	/S/ Louis Hanna
Name: Louis Hanna
Title: President, PARADIGM Funds Trust